UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNIVERSAL INSURANCE HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $.01 par value

(Title of Class of Securities)

91359V107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 91359V107	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marty Steinberg, as the Receiver of Lancer Offshore, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5.	SOLE VOTING POWER 1,280,177 shares of common stock, $0.01 par value*
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 1,280,177 shares of common stock, $0.01 par value*
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,177 shares of common stock, $0.01 par value*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.24%
12.	TYPE OF REPORTING PERSON IN
* The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Amendment No. 1 to Schedule 13G.  The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, Lancer Offshore and/or Lancer Partners is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

Page 2 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G filed on November 29, 2007 (the “Schedule 13G”) by Marty Steinberg, as the Receiver of Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) relating to the acquisition of beneficial ownership of shares of common stock, $0.01 par value (the “Common Stock”), of Universal Insurance Holdings, Inc., a Delaware corporation (the “Issuer”).  Marty Steinberg is sometimes referred to herein as the “Reporting Person” or the “Receiver” and Lancer Offshore and Lancer Partners are sometimes collectively referred to herein as the “Lancer Entities”.  The purpose for the filing of this Amendment is to update the information in the Schedule 13G with respect to the beneficial ownership of shares of Common Stock by the Reporting Person.

As of July 10, 2003, Marty Steinberg was appointed the Receiver of Lancer Offshore pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-MARRA. By virtue of his status as the Receiver of Lancer Management Group II, LLC, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492.

On February 19, 2008, the Reporting Person commenced selling the common stock of the Issuer through open market transactions.  The Reporting Person has sold a total of 2,001,358 shares of the common stock of the Issuer since February 19, 2008, resulting in a cumulative disposition of greater than 1% of the outstanding common stock of the Issuer.

On March 2, 2009, Lancer Partners, transferred 1,142,348 shares of the Common Stock of the Issuer to to a liquidating trust (the “Partners Trust”) for their administration by a liquidating trustee, Gerard A. McHale, Jr. (the “Partners Trustee”) pursuant to the terms of the First Amended Joint Plan of Liquidation of Lancer Partners (the “Bankruptcy Plan”) which was confirmed by the United States Bankruptcy Court for the Southern District of Florida on December 29, 2008.

The Bankruptcy Plan and various orders of the United States District Court for the Southern District of Florida collectively provide that the assets of Lancer Partners, Lancer Management Group, II, LLC (“LMG II”) and LSPV, LLC (“LSPV-LLC”) will be transferred to the Partners Trust for purposes of their administration by the Partners Trustee.

Pursuant to the Bankruptcy Plan, the sole purpose of the Partners Trustee will be to liquidate the assets of Lancer Partners, LMG II and LSPV-LLC (collectively, the “Partners Trust Assets”) in favour of parties holding claims (as defined in Section 101(5) of the United States Bankruptcy Code) against Lancer Partners who are entitled to receive a distribution under the Partners Trust pursuant to the Bankruptcy Plan and the Partners Trust Agreement.  The Partners Trustee has hired an investment manager to assist him in administering the Partners Trust Assets.

Pursuant to the Bankruptcy Plan, the term of the Partners Trust is intended to be five years or less; provided, however, that the Partners Trustee may apply to the Bankruptcy Court to extend the term of the Partners Trust.

Item 1(a).                Name of Issuer:

Universal Insurance Holdings, Inc., a Delaware corporation.

Page 3 of 6 Pages

Item 1(b).                Address of Issuer’s Principal Executive Offices:

1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, FL 33309.

Item 2(a).                Name of Persons Filing:

Marty Steinberg, as the Receiver of Lancer Offshore and as the person in control of Lancer Partners.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Item 2(c).               Citizenship:

Mr. Steinberg is a U.S. citizen.

Item 2(d).                Title of Class of Securities:

Common stock, $0.01 par value per share.

Item 2(e).               CUSIP Number:

91359V107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Page and discussion below.

(b)	Percent of class: See Item 11 of Cover Page and discussion below.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Page and discussion below.

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Page and discussion below.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Page and discussion below.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Page and discussion below.

The aggregate number and percentage of shares of the Common Stock to which this Amendment relates is 1,280,177 shares of the Common Stock. This number represents 3.24% of 39,540,719, the total number of shares of the Common Stock of the Issuer outstanding as of May 6, 2009 according to the Schedule 14A Proxy Statement filed by the Issuer on May 6, 2009.

As of the date of this Amendment, the Reporting Person has confirmed that all 1,280,177 shares of Common Stock to which this Amendment relates are held for the benefit of Lancer Offshore.

The Reporting Person is the sole person with voting and dispositive power with regard to the 1,280,177 shares of the Common Stock of the Issuer described in this Amendment.

Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person, the Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Amendment.  The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or the Partners Trust is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class. ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 2009	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Offshore, Inc.

Page 6 of 6 Pages